The Sleeping Negro

A story about a black man's introspection of being black in America today

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◎ THESLEEPINGNEGRO.COM   LOS ANGELES





This film was birth out of my desire to make a feature narrative while speaking on my fears as a black man in America. I have often played by the rules of society (Ivy League Education, Master's Degree, Fluent in another language) only to find that as a black man I've still had to deal with racial injustice based off the color of my skin.

Skinner Myers Writer/Director @ The Sleeping Negro

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Why you may want to support us...

1   Skinner Myers' films have played in 100+ film festivals worldwide and received close to 30 awards.

2   Rae Dawn Chong (The Color Purple/Commando) and David Fumero (One Life To Live/Power/LA's Finest) are attached

3   Julie McNiven (Mad Men/Supernatural/Stargate/DC's Doom Patrol) and Nican Robinson (Thunder Road/Netflix' 13 Reasons Why) are attached

4   A story about a black man's journey of self-reflection as he recognizes the amplification of being black in today's world.

5   Skinner Myers produced "Frank Embree" which won the Grand Jury Prize and went on to compete in the Oscar competition in 2018

6   This is a low cost production: Talent and Crew are attached and are committed to the project at bargain rates.

7   We are fully cast and have our crew, locations and rentals set. Once we receive the funds we will begin production!

8   Social Media reach is 250K+ followers/fans of our cast/VOD rental x followers/fans = a potential of $750K in streaming revenue.

Our Team
AND OUR MAJOR ACCOMPLISHMENTS



Skinner Myers
Writer/Director
Skinner is a classically trained actor/film professor/novelist, and writer/director who won the Grand Jury Prize for his short film Frank Embree, which went on to compete in the Oscar Competition in 2018.
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John Campbell
Producer
Founder of JCINTIME, LLC, a creative management & production company producing award winning films including the recent, Samuel Goldwyn's 'A Boy, A Girl, A Dream' with Omari Hardwick and Meagan Good directed by award winning director Qasim Basir.
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Dan Funes
Producer



Producer
Dan began as a published writer, who drifted into sports as both a professional athlete and a journalist after graduating with honors from Florida State University with two degrees—Creative Writing with a Film Minor and Human Resources Management.

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Alex Noel McCarthy
Producer
Alex produced and acted in her first feature film, 'A Pity', a cinematic experience written and directed by Kevin and Alec Barth.



Matthew Halla
Cinematographer
Before graduating from USC's School of Cinematic Arts, he worked as a television photojournalist in San Francisco, covering everything from the Oscar Grant Oakland BART riots to presidential dinners at the Getty mansion.



Jennifer Chan
Production Designer
Her involvement in production design began when she started her schooling at Loyola Marymount University in Los Angeles, California in 2015.



Tina Trinh
Costume Designer
Her work has taken her from Los Angeles, to New York City and all over the world. In the fashion world, some of her work can be seen in the magazines of Maetafore, Jute, and DISfunkshion.



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Sharon Mooney
Editor
Her short videos and installations have screened internationally in festivals and galleries. She is currently in post-production on a new short film Oh, Poor Amy and Memory Distrust a new media sound/video work.



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Marin Hope
Casting Director
Some casting credits include American Made, starring Tom Cruise and Domhnall Gleeson, Complete Unknown, starring Michael Shannon and Rachel Weisz, The Last Word, starring Shirley MacLaine and Amanda Seyfried.



Why people love us

Skinner is one of the most creative and driven individuals that I've ever met. He is determined and believes in his passions and projects with his whole being. I believe he is just getting started and with the right backing and support Skinner will be one of the next big thing in Hollywood and film.

Bobby Rossi
Advisor



Leader. New ideas. New ways of seeing old social problems. Not afraid to yak about sensitive issues like racism and pushing to eliminate it. Fearless in telling stories that other people are afraid to tell.
Matthew Halla Friend



Skinner makes important work that deserves to be seen. His filmography is consistently impressive.
Joel Jay Blacker Friend

See more on Buzz

Downloads

The Sleeping Negro Business Plan.pdf

The Sleeping Negro



The Sleeping Negro
5
"To be a Negro in this country
and to be relatively conscious
is to be in a rage
almost all the time."

Project Summary



A 35 -year-old black man in Los Angeles recognizes the amplification of being black in today's world, and subsequently feels a strong sense of alienation and hopelessness.

This film is mixture of narrative, and documentary that will push the boundaries of avant garde/experimental filmmaking.

The main character is only known as Man. He's a 35 year old black man living in Los Angeles who wakes up on his birthday and recognizes the amplification of what it means to be black in today's world. He has a feeling that this day is just not going to go well.

As he goes into work he's given a rare and precious gift by his boss who then proceeds to ask him to do an illegal act with the promise of a huge pay day if he follows through. His Boss makes it clear that if he doesn't do what's being asked of him then he might not be needed anymore.

Later in the day Man is visited by an old friend he hasn't seen in 5 years, his fiance, and his doppelganger. The conversations he has with those 3 people will further solidify his outlook on living as a black man in America.

DIRECTOR'S STATEMENT

This film was birthed out of my desire to make a feature narrative that would speak on my fears of living as a black man in America. I have often played by the rules of society only to find that as a black man I've still had to deal with racial injustice based off the color of my skin. After achieving my Ivy League education all it did was leave me in heavy student loan debt. At some point in my life I came to the question, "Was America ever created for people of color?" I sat down to write a story about a black man who recognizes the amplification of being black in today's world, and subsequently feels a strong sense of alienation and hopelessness.. He spends a day trying to figure how to proceed with his life with this new line of thought. In the end, he realizes that all he can do is to help his fellow brother because looking at the big picture is overwhelmingly hopeless. My hope with this film is to show what a lot of black people go through and think about on a daily basis. I hope you enjoy the film and that it will spark your own journey of self reflection.

Our Audience

This film will activate audiences who love neorealist filmmakers like Andrei Tarkovsky, Steve McQueen, and Barry Jenkins. Our engaging dialogue, avant garde story, and hypnotic cinematography will put the audience into the minds of our characters as they (the characters) struggle to deal with the issues of race relations within each of their lives.



Visual Style

The visual style of The Sleeping Negro will be reminiscent of the work from: The Mirror and The Sacrifice by Andrei Tarkovsky, Hunger by Steve McQueen, The Wrestler by Darren Aronofsky, and Birdman by Alejandro Inarritu Gonzalez.

The Sleeping Negro is a surreal drama so we will have a lot of surreal VFX in the film representing the mental state of our lead character. We will employ a Steadicam operator and will use a dolly to achieve long, slow, methodical camera moves that will put the viewer in a meditative state.

The color palette will consist of different shades of of earthy tones: red, blue, brown, and grey. The lighting will be all natural, only using either available light or practical light sources.

As Man's life goes further down the wrong path we will use wider and wider lenses to put the audience at a distance from Man. The script is written like a piece of theatre and so we will cover the scenes as if you were watching a play close up. That's not to say that everything will be static, but that the approach to the visual style will be a new approach that hasn't been tried much in film. The music for the film will be a mix of avant-garde jazz and classical to accentuate the philosophical nature of the conversations in the film.





Our Business Plan



Skinner winning The Grand Jury Prize at Hollyshorts 2017

Our financing will go entirely towards the production of this feature film; our location, equipment rentals, our crew, and our cast. Since I am a professor of film at LMU we will save on some of our post production costs since a lot of it will be done at the school.

If we come in under budget any remaining funds will be used for the marketing of the film so that we can get as many eyes on the film as possible.

Comparable Films and Box Office Performance

Year	Film	Estimated Budget	World Wide Theatrical	Roi
- 2004	Primes	$7,000.00	$841,926.00	12,027.51%
- 2005	The Puffy Chair	$15,000.00	$195,254.00	1,301.69%
- 2006	The Bridge	$25,000.00	$170,780.00	683.12%
- 2007	The Signal	$50,000.00	$1,040,386.00	2,080.77%
- 2010	I Will Follow	$50,000.00	$135,809.00	271.61%
- 2011	Bellflower	$17,000.00	$168,226.00	989.56%
- 2013	Upstream Color	$50,000.00	$584,881.00	1169.76%
- 2014	Coherence	$50,000.00	$102,617.00	205.23%

DISCLOSURE *The Sleeping Negro will not necessarily make similar ROI's*

Hypothetical ROI Analysis

The following is a purely hypothetical analysis used solely to fully explain the return on investment approach and should in no way be considered as a guarantee of total return on investment.

Projected Budget $50,000

Total Earning $150,00

Return Timeline 24 months

Note: Returns are calculated in the aggregate of timeline. The total return on investment is calculated by taking the following three steps:

1. Recoup total investment: Total Earned After Recoup $100,000

2. 20% Premium Payout MINUS Investor 1: Investors additionally receive the first payout equal to 20% of their initial investment. Initial Payout (20%) $10,000. Total Earned After 20% Premium Payment $90,000.

3. Split Breakdown (50/50): The remaining profit is split 50/50 between investors and filmmakers. Total Belonging to Investors $45,000. Total Belonging to Filmmakers $45,000.

Distribution Strategy

1. TRADITIONAL DISTRIBUTORS

The primary focus will be on the pursuit of major distributors that have experience and interest in films similar to The Sleeping Negro that explore the surreal drama. Such distributors include the more traditionally bases studios such as: The Orchard, Gravitas Ventures, Amazon Studios, Roadside Attractions, and Netflix.

2. FESTIVALS

In addition to the above, we have a film festival strategy to secure premiers for The Sleeping Negro and will seize the opportunity to further discuss acquisition and distribution.

FESTIVAL	SUBMISSION MONTH	PREMIERE MONTH
Tribeca	January	April
Cannes	March	May
Toronto (TIFF)	April	September
Sundance	September	January
Berlin	October	February
SXSW	November	March

3. FOREIGN SALES

The Sleeping Negro has attached some household names that have an international fan base. The film's star power makes for a solid expectation of high demand in markets abroad.

4. STREAMING BASED DISTRIBUTORS

Additional viable options include digital acquisition by major streaming-based studios such as Amazon Studios, Netflix, Hulu and iTunes, many of which a seek projects like The Sleeping Negro that are both bankable and have the potential to receive much critical acclaim.

5. AMERICAN FILM MARKET

Established as the largest film market to filmmakers and distributors alike, occurring once a year in November, we may exercise this acquisitions route as a viable option.

6. SOCIAL MEDIA PRESENCE

Social media has become a crucial component in film promotion and marketing in recent years. We are excited about the combined reach of nearly 250,000 followers across platforms like Facebook, Twitter, and Instagram. A well designed social media campaign will run concurrently from preproduction through release to mobilize our talent fan base by taking them through the filmmaking process with our cast and crew resulting in greater publicity, discovering and box office.

Stars Attached



David Fumero a Havana, Cuba native was raised in Miami. David starred as street-smart Cristian Vega on the daytime television show One Life to Live during its 14 year run. He spent 4 seasons as United States District Attorney in the Starz! Network series, Power, and is currently on Spectrum's LA's Finest starring alongside Jessica Alba, and Gabrielle Union.



Julie McNiven is an American actress best known for her recurring television roles in Mad Men, Supernatural, and Stargate: Universe. She has work extensively in the film most notably in the comedy Movie 43, and horror/thriller The Possession of Michael King. She currently stars DC's Doom Patrol alongside Matt Bomer.





Nican Robinson starred in the feature film, Thunder Road, which won the top prize at the 2018 SXSW Jury Awards for Best Narrative Feature in March and would move onto France for its international premiere in the ACID section at the Cannes Film Festival, following up with the Grand Prize at the 2018 Deauville Film Festival. Thunder Road was nominated for the John Cassavetes Award at the 2019 Independent Spirit Awards. Nican just wrapped the short film, Toxic opposite Keisha Castle-Hughes for director Mike Manning. He will soon be seen in the upcoming AFI short film, How Does It Start from award winning writer/director Amber Sealey, which premiered at the 2019 Sundance Film Festival, and critically acclaimed writer/director Jamie Anderson's second film, I'm F%$#ing Fine opposite Bree Turner. He recently guest starred on the hit Netflix drama series, 13 Reasons Why.



Rae Dawn Chong was born in Edmonton, Canada. After a few film and television spots, Rae Dawn earned a Genie for her performance in Jean-Jacques Annaud's prehistoric-drama Quest for Fire. She played the young, Ivaka prisoner, Ika. Other notables roles include Harpo's girlfriend "Squeek", aka, Mary Agnes in Steven Spielberg's five time Academy Award-nominated film, The Color Purple, and James Remar's beautiful and mysterious wife, Carola in Tales from the Darkside: The Movie. She can be seen in the upcoming horror film Reborn which will be release theatrically nationwide this fall.

The Sleeping Negro LLC

This company was created specifically for this film. All investors will receive income on this film for the life of the film.

My Short Films:

Here are the last 4 short films I've made all of which have screened at major film festivals around the world and are now licensed to various streaming platforms. Enjoy them here: 👇


LA TIERRA DEL EXODO FESTIVAL SCREENER
from One Hand Clapping Pictures
"Love and compassion are necessities, not luxuries. Without them, humanity cannot survive."
- Dalai Lama XIV
10:52
vimeo

A Mexican street kid confronts the harsh realities of the border between the United States and Mexico as he attempts to assist an abducted American teenager.


Frank Embree Festival Screener



from One Hand Clapping Pictures
13th
HollyShorts
FILM FESTIVAL
Grand Jury Award
FRANK EMBREE
Skinner Myers
07:35
vimeo

Frank Embree. 9:55AM. Fayette, Missouri. July 22nd, 1899.



CAST
DAVID FUMERO AS PASCAL
SKINNER MYERS AS NIKO
MADISON NAKAYAMA AS AIKO
YUTAKA MYERS AS YUTAKA
ROXANNE REESE AS NIKO'S AUNT
KRISTIAN SCHMIDT AS CHILD SUPPORT OFFICER
JASMINE MEDINA AS WOMAN
MUSIC BY
HAMMOCK
COSTUME DESIGN BY
TINA TRINH
SOUND DESIGN BY
COREY ECCLES
BOOM OPERATOR
MU SUN
PRODUCTION DESIGN BY
DWAYNE KEMETE
COLOR BY
NICK MATTHEWS
AND
ROW FIVE
PRESENTS
NIGHTMARES BY THE SEA
WRITTEN AND DIRECTED BY SKINNER MYERS
PRODUCED BY SKINNER MYERS AND ELENA BAWIEC
SPECIAL THANKS TO
PROCESSED BY
FOTOKEM
SCANNED BY
Cinelab
SAG-AFTRA
COPYRIGHT ©2018 ONE HAND CLAPPING PICTURES, LLC ALL RIGHTS RESERVED
VFX BY
GREGORY JONES
VFX CINEMATOGRAPHY BY
ROMAN DE GIULI
MICHAEL COX
FIRST ASSISTANT CAMERA
TYLER PURCELL
VINCE SWEENEY
SECOND ASSISTANT CAMERA
AMINA ZADEH
PRODUCTION ASSISTANT
SABRINA KAISER
ARCHIVAL FOOTAGE: HOLOCAUST
ALTON STERLING EMMETT TILL'S FUNERAL
THE EXECUTION OF NGUYEN VAN LEM

After losing custody of his son, a young father is forced to confront the meaning of his existence.



pw:Xanderwait!

Contact:

cantgocommercial@gmail.com

Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄

Our mission is to create socially conscious films that will challenge our audiences worldview and inspire them to take action to make a positive change within their communities. We will produce, edit, and distribute this feature film to as many places as possible. We strive to make movies that entertain critics and movie-lovers alike.

Where will your company be in 5 years? ⌄

We hope to have a global theatrical, digital, and streaming release of The Sleeping Negro. Beyond that we hope to have a handful of new films in preproduction, production, and post production.

Why did you choose this idea? ⌄

This film was birth out of my desire to make a feature narrative while speaking on my fears as a black man in America. I have often played by the rules of society (Ivy League Education, Master's Degree, Fluent in another language) only to find that as a black man I've still had to deal with racial injustice based off the color of my skin.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

This story is needed right now because the country feels more divided now than it has in a long time and the catalyst of the division started with the election of President Trump. We, as a society, need to find ways of having hard conversations with out yelling and attacking one another and my hope is that this film can spark that much needed discourse. This wasn't done a few years ago because before Trump a lot of people were resting on their laurels.

What is your proudest accomplishment? ⌄

My children.

How far along are you? What's your biggest obstacle? ⌄

We have our locations, actors, and days scheduled. We just need the rest of the funds to pull the trigger. Our biggest obstacle is not raising enough money to make the film.

Who are your competitors? Who is the biggest threat? ⌄

Our competitors are only Hollywood studios. The democratization of feature film distribution has allowed everyone to release and market their films across the same platforms. Because we are a small team, we do not need to sterilize our movies, or waste finances on massive overheads. Thinking and spending efficiently allows us to win massive audiences.

What do you understand that your competitors don't? ⌄

The Hollywood Studios have forgotten about the audience that doesn't care for tentpole movies. We understand that there is a desire for characters based drama films that don't necessarily have huge budgets. We understand that you don't need to spend millions on a film production to make it successful.

How will you make money? ⌄

We make our income from deals with distributors in foreign territories for Theatrical, Digital, and Blu-Ray releases, while releasing the film ourselves across platforms domestically.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

The biggest risk is not being able to pay back investors. If we fail it was because we didn't have enough money to make the film. We have to successfully make the film and then market the film to the right markets in order to succeed.

What do you need the most help with? ⌄

If you wish to support us, please consider making an investment!"

What would you do with the money you raise? ⌄

We would use all the money to make our film and get it ready for the marketplace.

What's the plot? ⌄

A story about a black man's introspection of being black in America today.

